Exhibit 99.1

Dehaier Medical Appoints Xiaoguang Shen to the Company’s Board of Directors

Beijing, China – December 1, 2015 - Dehaier Medical Systems Ltd. (Nasdaq: DHRM) ("Dehaier Medical" or the "Company"), which develops, markets and sells medical devices and wearable sleep respiratory products in China and international markets, today announced that it has appointed Xiaoguang Shen to the Company’s Board of Directors. Mr. Shen will replace Yunxiang (“Phil”) Fan and will serve his term until the meeting of the shareholders of the Registrant in 2015. Dehaier Medical’s Board will remain at five members, with three independent directors.

Mr. Yunxiang (“Phil”) Fan tendered his resignation as a director from the Board of Directors of Dehaier Medical Systems Limited (the “Registrant”), effective November 24, 2015.  Mr. Fan’s resignation was not due to any disagreement with the Registrant.

Effective the same day, the Nominating Committee of the Registrant recommended, and the Board of Directors of the Registrant approved, the appointment of Mr. Xiaoguang Shen to the Registrant’s Board of Directors.

Mr. Ping Chen, Chief Executive Officer of Dehaier Medical, stated, “We are very pleased to welcome Xiaoguang to the Board. His experience will prove valuable as we continue to move forward in our development.”

“We would like to thank Phil for his service. He has been an effective and influential member of our Board. We wish him well in his future endeavors.”

Mr. Xiaoguang Shen, 42, will serve as a Class II member of the Board of Directors, will serve on the Nominating Committee, the Audit Committee and the Compensation Committee and will serve as the Chairman of the Compensation Committee until the annual meeting of the shareholders of the Registrant in 2015, at which time the shareholders will vote on whether Mr. Shen will serve as a Class II member of the Board for another term.

Mr. Shen has served as the general manager of the investment department of CP Pharmaceutical Group since 2003. Prior to joining CP Pharmaceutical Group, Mr. Shen provided sales services in several pharmaceutical companies since 1997, including Wyeth Pharmaceutical from 1998 to 2000. Mr. Shen earned his bachelor’s degrees from the department of Chinese medicine of Harbin University of Commerce in 1997 and his MBA degree from Central University of Finance and Economics in Beijing, China in 2013.

About Dehaier Medical Systems Ltd.

Dehaier Medical is an emerging leader in the development, marketing and sale of medical products, including medical devices and wearable sleep respiratory products. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), HEYER (Germany) and Timesco (UK). Dehaier Medical’s technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Dehaier Medical Systems Limited

Janice Wang

+86 10-5166-0080 ext. 211

investors@dehaier.com.cn